07021725

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

SUPPL

"Off-market Buy-Back: Tax Value of Purchased Shares"

Released: 21 February 2007

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

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jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

21 February 2007

OFF-MARKET SHARE BUY-BACK: "TAX VALUE" OF PURCHASED SHARES

On 20 February 2007 Foster's Group Limited (Foster's) announced its intention to return up to $400 million to shareholders through an off-market share Buy-Back.

The Buy-Back price will include a capital component of $1.81 per share, with the remainder deemed to be a fully franked dividend. For Australian capital gains tax purposes, the capital proceeds of the shares will amount to $1.81 plus the excess of the "Tax Value" of each share over the Buy-Back Price.

The Tax Value is the hypothetical market value of each share at the time of the Buy-Back, on the assumption that the Buy-Back did not occur and had never been proposed to occur.

The Tax Value for the proposed Foster's 2007 off-market Buy-Back will be $6.92 adjusted for any change in the ASX/S&P 200 from opening on the announcement date (20 February 2007) to close of trading on the Closing Date (expected to be 5 April 2007). $6.92 has been calculated as the volume weighted average price of Foster's shares for the five trading days ended 19 February 2007, adjusted for the interim dividend announced on 20 February 2007.

The "Tax Value" will be calculated as follows:

$$\$6.92 \quad \times \quad \frac{\text{Closing level of S\&P/ASX 200 Index on the Closing Date}}{5995.2^{1}}$$

The calculation adopts the methodology contained in the 2004 Australian Taxation Office (ATO) Taxation Determination, TD 2004/22, which sets out the ATO's view generally in relation to determining the Tax Value of shares bought back off-market.

... cont/

[1] 5995.2 was the opening level of the S&P/ASX 200 Index on 20 February 2007

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

TD 2004/22 also provides that if companies undertaking an off-market buy-back wish to vary this methodology, representations should be made to the ATO explaining the rationale for this variation. Foster's may approach the ATO to seek to vary the methodology used to determine the Tax Value if the movement in the S&P/ASX 200 Index is significantly different from the movement in the Foster's market price over the relevant period.

The off-market Buy-Back will have different tax consequences for different shareholders, and shareholders should obtain their own tax advice to take account of their particular circumstances.

Further information

Media

Troy Hey
Tel: + 61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: + 61 417 033 623

END